Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)	For the Nine Months Ended September 30, 2016

Income before income taxes, real estate dispositions and noncontrolling interest	$83,824
Interest expense
Term loans, senior notes and other debt	35,210
Earnings	$119,034

Interest
Term loans, senior notes and other debt expense	$35,210
Fixed charges	$35,210

Ratio of Earnings to Fixed Charges	3.4